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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 25 )*

                            SYMBOL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    871508107
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                                 (CUSIP Number)

            Paul W. Zeller, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100

    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 12, 2000
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             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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  CUSIP No. 871508107.............................
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1.       Names of Reporting Persons.     Reliance Financial Services Corporation

         I.R.S. Identification Nos. of above persons (entities only).
                51-0113548


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)              /   /

                (b)             /   /
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3.       SEC Use Only


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4.       Source of Funds (See Instructions)


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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

                X
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6.       Citizenship or Place of Organization


                Delaware
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Number of            7.         Sole Voting Power               8,173,930

                     -----------------------------------------------------------
Shares Bene-
Ficially by          8.         Shared Voting Power

                     -----------------------------------------------------------
Owned by Each
Reporting            9.         Sole Dispositive Power          8,173,930
                     -----------------------------------------------------------
Person With

                     10.        Shared Dispositive Power

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                        8,173,930

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)


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13.      Percent of Class Represented by Amount in Row (11)
                                      6.0%
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14.      Type of Reporting Person (See Instructions)
                                    HC


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ITEM 1.  Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

No change except as follows:

Delete in its entirety the information with respect to Robert M. Steinberg and James E. Yacobucci.

ITEM 5.  Interest in Securities of the Issuer.

Below is a list of sales of Securities beneficially owned by Reliance Financial which were made since the most recent filing on Schedule 13D. As of the date hereof, 8,173,930 shares of the Security are beneficially owned by Reliance Financial and comprise, to the best knowledge of Reliance Financial, approximately 6.0% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

Below is a list of sales of Securities beneficially owned by Reliance Financial since the most recent filing on Schedule 13D, all of which were accomplished through ordinary brokerage transactions:



                                                        Number of      Price
Date                           Company                   Shares       Per Share
----                    -----------------------          ------       ---------
o     6/15/00          Reliance Insurance Company        100,000      56.0000
o     6/15/00          Reliance Insurance Company        65,340       56.0625
o     6/16/00          Reliance Insurance Company          500        55.1250
o     6/16/00          Reliance Insurance Company        4.000        54.8750
o     6/16/00          Reliance Insurance Company        12,000       54.2500
o     6/16/00          Reliance Insurance Company        3.500        54.1875
o     6/16/00          Reliance Insurance Company        79,200       54.0000
o     6/16/00          Reliance Insurance Company        34,200       54.1250
o     6/16/00          Reliance Insurance Company        149,600      54.3750
o     6/16/00          Reliance Insurance Company        94,900       54.4375
o     6/16/00          Reliance Insurance Company        9,800        54.5000
o     6/16/00          Reliance Insurance Company        4,800        54.6875
o     6/16/00          Reliance Insurance Company        2,700        54.0625
o     6/16/00          Reliance Insurance Company        4,800        54.8125
o     6/19/00          Reliance Insurance Company        1,500        57.0000
o     6/19/00          Reliance Insurance Company        5,000        56.7500
o     6/20/00          Reliance Insurance Company        66,700       61.4690
o     6/21/00          Reliance Insurance Company        9,800        59.8750
o     6/21/00          Reliance Insurance Company        3,800        59.8125
o     6/22/00          Reliance Insurance Company        12,300       58.2500
o     6/22/00          Reliance Insurance Company        700          58.3125
o     6/22/00          Reliance Insurance Company        200          58.5625
o     6/29/00          Reliance Insurance Company        5.000        57.8125
o     6/29/00          Reliance Insurance Company        1,600        57.7500
o     6/29/00          Reliance Insurance Company        800          57.6250
o     6/29/00          Reliance Insurance Company        400          57.5625
o     6/29/00          Reliance Insurance Company        4,200        57.5000
o     6/29/00          Reliance Insurance Company        100          57.1250
o     6/29/00          Reliance Insurance Company        102,800      57.0000
o     6/29/00          Reliance Insurance Company        100          56.9375
o     6/29/00          Reliance Insurance Company        900          56.8750
o     6/29/00          Reliance Insurance Company        2,400        56.8125
o     6/29/00          Reliance Insurance Company        19,000       56.7500
o     6/29/00          Reliance Insurance Company        1,600        56.5625
o     6/30/00          Reliance Insurance Company        11,700       57.9375
o     6/30/00          Reliance Insurance Company        17,600       57.8750
o     6/30/00          Reliance Insurance Company        27,600       57.8125
o     6/30/00          Reliance Insurance Company        34,600       57.7500
o     6/30/00          Reliance Insurance Company        1,700        57.0688
o     6/30/00          Reliance Insurance Company        14,400       57.6250
o     7/5/00           Reliance Insurance Company        36.200       55.0000
o     7/5/00           Reliance Insurance Company        95,000       53.5625
o     7/5/00           Reliance Insurance Company        8,700        53.5000
o     7/5/00           Reliance Insurance Company        300          53.4375
o     7/5/00           Reliance Insurance Company        1,400        53.3750
o     7/5/00           Reliance Insurance Company        3,800        53.3125
o     7/5/00           Reliance Insurance Company        5,600        53.2500
o     7/5/00           Reliance Insurance Company        11,500       53.1250
o     7/5/00           Reliance Insurance Company        700          53.0625



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o     7/5/00           Reliance Insurance Company        36,800       53.0000
o     7/6/00           Reliance Insurance Company        25,000       50.3750
o     7/6/00           Reliance Insurance Company        25,000       50.4375
o     7/6/00           Reliance insurance Company        25,000       51.0000
o     7/6/00           Reliance Insurance Company        1,200        50.0000
o     7/6/00           Reliance Insurance Company        23,800       51.1875
o     7/7/00           Reliance Insurance Company        100,000      54.0000
o     7/10/00          Reliance Insurance Company        2,700        54.6250
o     7/10/00          Reliance Insurance Company        200          54.5625








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o     7/10/00         Reliance Insurance Company           500       54.5000
o     7/10/00         Reliance Insurance Company           500       54.4375
o     7/10/00         Reliance Insurance Company        17,100       54.3750
o     7/10/00         Reliance Insurance Company           100       54.3125
o     7/10/00         Reliance Insurance Company         2,500       54.2500
o     7/10/00         Reliance Insurance Company        15,700       54.1250
o     7/12/00         Reliance Insurance Company        34,300       53.8750





o
o





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To the best knowledge of Reliance Financial, Mr. Lowell C. Freiberg beneficially owns 148,493 shares of the Security (39,373 of which are based upon the assumed exercise of stock options beneficially owned by him), representing approximately
 .11% of the Securities outstanding. Mr. Freiberg has sole voting and dispositive power over the shares of the Security owned by him. To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security.

Below is a list of sales of the Securities by Saul P. Steinberg during the past sixty days, all of which were accomplished through ordinary brokerage transactions:


                                                   Number of           Price
Date                     Company                   Shares              Per Share
----            ------------------------           ------              ---------

6/29/00         Saul P. Steinberg                  19,686              $56.75

To Reliance Financial's knowledge, none of the other persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.





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                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2000


                                RELIANCE FINANCIAL SERVICES CORPORATION

                                By:  /s/  George R. Baker
                                   ------------------------------------
                                          George R. Baker
                                          President and Chief Executive Officer